March 27, 2008

TAQA NORTH ANNOUNCES SUCCESSFUL COMPLETION OF CONSENT SOLICITATION AND REDEMPTION OF PRIMEWEST ENERGY TRUST SERIES III CONVERTIBLE DEBENTURES

Abu Dhabi, UAE, and Calgary, Alberta, - TAQA NORTH LTD. ("TAQA") announces that the consent solicitation (the "Consent Solicitation") of its indirect, wholly-owned subsidiary PrimeWest Energy Trust ("PrimeWest") concerning the 6.50% convertible unsecured subordinated Series III debentures of PrimeWest maturing January 31, 2012 (the "Debentures") expired at 5:00 p.m. (Toronto time) on March 24, 2008.   Under the Consent Solicitation, PrimeWest was seeking consents from the holders of the Debentures to the making of certain amendments (the "Proposed Amendments") to the trust indenture governing the Debentures (the "Trust Indenture") to permit PrimeWest to redeem the Debentures, in whole or in part, from time to time for an amount in cash equal to CAD 1,000 per CAD 1,000 in principal amount of Debentures so redeemed plus accrued and unpaid interest to, but not including, the date of redemption (the "Amended Redemption Amount").

PrimeWest is pleased to announce that holders of approximately 90% of the outstanding Debentures provided consents to the Proposed Amendments.  Accordingly, the Trust Indenture was amended today to give effect to the Proposed Amendments.  Also today, PrimeWest redeemed all of the issued and outstanding Debentures for an amount equal to the Amended Redemption Amount.

Holders of Debentures that validly provided and did not withdraw a consent to the Proposed Amendments prior to the expiry time of the Consent Solicitation will receive a consent fee of CAD 100 per CAD 1,000 principal amount of the Debentures for which a consent was provided.

The conversion privileges attaching to the Debentures expired at the close of business on March 24, 2008.

Scotia Capital was the solicitation agent for TAQA in respect of the Consent Solicitation. Questions regarding the Consent Solicitation or the redemption of the Debentures can be directed to the solicitation agent at:

SCOTIA CAPITAL INC.
1800, 700-2nd Street S.W.
Calgary, Alberta T2P 2W1
Attention: Scott Burrows

 Associate, Investment Banking
Phone: (403)298-4062
Fax: (403)298-4099

About Abu Dhabi National Energy Company PJSC (TAQA)

Founded in 2005, TAQA (the Abu Dhabi National Energy Company PJSC) is a global energy company with a growing asset base that exceeds AED 68 (USD 18 billion). One of the largest companies listed on the Abu Dhabi Securities Market (ADSM), with 2007 revenues of more than AED 8 billion (USD 2 billion), TAQA is a flagship corporation for the Government of Abu Dhabi.

TAQA’s strategic goal is to build and operate a geographically diverse global portfolio of energy businesses across the value chain. It has operations in power generation, water desalination, upstream oil/gas, pipelines, and gas storage.

TAQA employs 2,300 people from 38 different nations and operates from its offices in: Abu Dhabi; Ann Arbor, Michigan; Aberdeen; Amsterdam; Calgary and The Hague. This footprint is further extended through alliances with partners across Africa, the Middle East, Europe, North America and India.

TAQA carries Aa2 and AA- credit ratings from Moody’s and S&P respectively.

TAQA media contacts:

Calgary

Debbie Carver, TAQA North

+ 001 403 699 7464

debbie.carver@taqa.ca

Abu Dhabi

Reem Al Midwahi, TAQA.

+ 971 2 691 4940

reem.almidwahi@taqa.ae

Dubai

Daniela Fleischmann, Capital MS&L

+971 4367 6164

Daniela.fleischmann@capitalmsl.com